Stronger Connected

2009 Review and CEO's Message

CenturyLink



Stronger






WALL ST



Network

We expanded our high-speed optical network by approximately 10,000 miles. It now connects 90 percent of our service areas, giving us greater control over operating costs and creating new revenue opportunities. At year-end 2009, 89 percent of our access lines were broadband-enabled – 53 percent of these are capable of speeds of 6 Mbps or higher.

Services

Our advanced broadband solutions include Internet service for both the value-conscious and speed-conscious consumer. In select markets we now offer Internet Protocol Television (IPTV), delivering high-quality television service over our broadband connection. We also provide a full range of high-bandwidth solutions for our business and wholesale customers.

Balance Sheet

CenturyLink has a low debt-to-operating-cash-flow ratio, strong free cash flows and an investment-grade credit rating. We are also vigilant in aligning our cost structure to changing market conditions. CenturyLink offers one of the highest dividend yields in the S&P 500, yet we have one of the lowest dividend payout ratios in our industry.

Workforce

Our employees are hard-working, skilled and dedicated. Thanks to their efforts, we were able to demonstrate the value-creating potential of the Embarq acquisition with the conversion of almost 400,000 Ohio customers to our Ensemble billing and customer care system and the implementation of our aggressive broadband strategy in our newly acquired markets.

Connected



Opportunities

With our robust fiber network, we can more effectively provide advanced broadband services – such as nationwide Ethernet, Internet Protocol Television (IPTV) and Multi-protocol Label Switching (MPLS) service (a technology for speeding up network traffic flow and making it easier to manage) – to our much larger customer base.



Customers

At CenturyLink, our regional operating model puts sales and service decision making close to our customers. Our high-quality, integrated customer care system provides the support needed to execute customer-driven decisions. CenturyLink's Wholesale Operations was recognized by Atlantic ACM with four 2010 "Best in Class" awards for Provisioning, Customer Service, Sales Representatives and Billing.



Knowledge

Our leadership team has spent a combined total of 200 years in the communications industry, many of which were spent making acquisitions and managing integrations. With such a stable base of knowledge, experience and leadership, CenturyLink is well positioned to succeed in an industry that continues to transition to a broadband-driven model.



Communities

CenturyLink is committed to delivering the latest technologies to the communities we serve – large or small – giving people the freedom to live and work where they choose. We also support causes important to these communities through corporate giving, sponsorships and employee volunteerism.

On July 1, 2009, CenturyTel completed its acquisition of Embarq Corporation, creating one of the leading communications companies in the United States. Simultaneously, the company began operating under the name CenturyLink (NYSE: CTL).

CenturyLink is a leading provider of high-quality voice, broadband and video services over its advanced communications networks to consumers and businesses in 33 states. CenturyLink, headquartered in Monroe, Louisiana, is an S&P 500 Company and expects to be listed in the Fortune 500 list of America's largest corporations. For more information on CenturyLink, visit www.centurylink.com.

To Our Shareholders

To Our Shareholders

With the July 1, 2009, merger between CenturyTel, Inc. and Embarq Corporation, we achieved a new milestone in our long history of growth through acquisition. This acquisition, the largest in CenturyTel's history, positioned us as a communications industry leader with unique advantages: a network of extensive scale and scope, a strong portfolio of advanced communications and entertainment services, a very strong financial position and a talented team with a clear customer focus. Taken together, these advantages form a solid foundation for growth for our combined company, which began operations in 2009 under the CenturyLink brand.

I want to thank our shareholders for recognizing the potential of this merger and for approving the transaction. I also want to thank our employees, whose hard work, sacrifice, skill and dedication have enabled us to accomplish so much over the past year. Thanks to their efforts, we completed the Embarq acquisition, launched the CenturyLink brand, successfully managed the first two quarters of integration activities and delivered 2009 results that demonstrate the potential of the merger to grow and transform our business.

It's never easy to merge two large organizations and certainly not during times of such great economic challenge. The success we achieved in 2009 demonstrates what is possible for CenturyLink as one of the premier providers of voice, broadband and video services in the United States.

2009 Results Reflect Potential of Merger

The Embarq acquisition created a leading communications services provider with approximately 7 million access lines, 2.2 million broadband customers and 535,000 video subscribers in 33 states at year-end 2009. More significant than the increase in the scale of our business is the value we expect the merger to create. We expect the transaction to be accretive to free cash flow per share in the first full year after closing and to create $475 million in operating expense synergies, revenue opportunities and capital investment savings within the first three years after completing the transaction.

Our Network: Unique, Valuable

10,000 MILES
We expanded our high-speed optical network by approximately 10,000 miles.

90%
Our long-haul network now connects 90 percent of our service areas, reducing costs and creating revenue opportunities.

4th Largest
Based on access lines, CenturyLink is the fourth largest telecommunications company in the United States.

6 Mbps
At year-end 2009, 89 percent of our access lines were broadband-enabled. More than 50 percent of these broadband-enabled lines are capable of speeds of 6 Mbps or higher.

"Going forward, we believe we can leverage our new scale to take advantage of market opportunities, operating efficiencies and our significant fiber investments."



Glen F. Post, III
Chief Executive Officer and President

Our experience in successfully integrating acquisitions enabled us to achieve early market successes and make excellent progress in the six months following the July 1 closing.

From a market perspective, we implemented aggressive broadband strategies in Las Vegas, the greater Orlando area and other newly acquired markets, and we have received very positive customer response. Focusing on local market dynamics and introducing targeted high-speed broadband solutions led to significant growth in broadband customers in the second half of 2009, particularly in the recently acquired market areas.

Our local market focus and targeted marketing campaigns generated a meaningful improvement in access line losses. In the second half of 2009, CenturyLink's annualized rate for access line losses for the combined company was 8.6 percent, compared to 9.8 percent in the second half of 2008.

From a systems perspective, we successfully converted the acquired Ohio markets to our customer care and billing system and completed the integration of our human resources, payroll, financial reporting and other internal systems. We currently expect to convert the North Carolina markets in the first half of 2010 and to complete all conversions by year-end 2011.

We are encouraged by the trends and early successes. Going forward, we believe we can leverage our new scale to take advantage of market opportunities, operating efficiencies and our significant fiber investments.

Network Assets Offer an Excellent Platform for Growth

We have made significant investments to extend our long-haul fiber network and deploy fiber deeper into our local networks. We expanded our fiber transport network by more than 10,000 miles, connecting most of our service areas coast-to-coast. We now transport 90 percent of CenturyLink traffic on our own network, which reduces reliance on third parties and creates greater cost efficiencies and revenue opportunities. We are continuously upgrading electronic components to increase network speeds and are deploying additional long-haul and local fiber.

Our ongoing investments in high-bandwidth capabilities help sustain and extend our broadband leadership. As of year-end 2009, 90 percent of our access lines were broadband-enabled. Of the broadband-enabled lines, 53 percent are capable of speeds of up to 10 Mbps. In 2009, we also launched Internet service with speeds of up to 100 Mbps to certain business customers in seven markets. The number of high-speed Internet customers served by CenturyLink reached 2.2 million by year-end

Our Broadband Services: Advanced, Extensive

BROADBAND GROWTH

We served 2.2 million broadband customers at the end of 2009, up nearly 9 percent over the combined company total at year-end 2008.

Ethernet

Business customers can choose from a range of secure, reliable, high-speed data solutions – including nationwide Ethernet – with 24/7 customer service support.

IPTV

Our Internet Protocol Television (IPTV) service delivers 250 all-digital, high-definition channels over a high-speed Internet connection in select markets.

MPLS

Our Multiprotocol Label Switching service provides traffic management capabilities across multiple network protocols, enabling business customers to more effectively manage their networks.

"We expect to deploy advanced services through an innovative product development plan that builds on the scale and scope of our fiber network."

2009, up nearly 9 percent over the combined company total at year-end 2008.

We expect to deploy advanced services through an innovative product development plan that builds on the scale and scope of our fiber network. For example, we recently launched Internet Protocol Television (IPTV) service in Jefferson City, Missouri, using the same video head-end that we use to provide IPTV service to Columbia, Missouri. Our past investments in high-quality network infrastructure are enabling us to expand our IPTV service to several additional markets in the near term without incurring a substantial increase in capital expenditures.

We also offer a full suite of business and enterprise services over our networks. Our advanced business services include nationwide Ethernet, which enables our enterprise customers to quickly and securely share information between multiple internal locations or with customers and suppliers around the country. Similarly, our Multiprotocol Label Switching (MPLS) service, which provides traffic management capabilities across multiple network protocols, helps business customers minimize bottlenecks, speed up traffic flows and more effectively manage their networks. Our comprehensive managed services enable customers to concentrate on their business priorities and leave their network operations to CenturyLink. With our expanded fiber network, we can now serve many of our large enterprise customers entirely on our network, giving us greater control over costs, service delivery and customer experience.

Operating Model Creates Efficiencies and Clear Customer Focus

Upon completion of the Embarq acquisition, we implemented our regional operating model across CenturyLink's operations, which now includes five regions and 22 market clusters across our 33 states. This local model creates a clear market focus and drives sales and service decision-making closer to the customer. With our locally focused market approach and integrated billing and customer care systems, we can successfully implement proactive and competitive direct-response marketing on a market-by-market basis.

In addition to local market support, we provide national account service to our large enterprise and wholesale customers. Our focus here is also on putting the customer at the center of all we do. In 2009, CenturyLink's Wholesale Operations was recognized by ATLANTIC-ACM, a leading telecommunications research consultancy and benchmarking firm, as best-in-class based on customer feedback about our sales representatives, customer service, provisioning and billing.

In Support of Thoughtful Regulatory Reform

We support efforts to develop a national broadband plan and modernize regulations governing the Universal Service Fund and intercarrier compensation. These regulatory efforts should thoughtfully promote affordable broadband connectivity to as many people as possible, taking into account the unique challenges of serving rural and mid-size communities and respecting the fundamental principle that reform should include fair compensation for the use of others' networks. Advanced networks like ours are the product of years of capital investment and technology deployment, and require ongoing investment to continually improve and meet growing demand. We believe the underlying value of network assets should play a central role in determining the appropriate path for regulatory reform. We look forward to a constructive resolution to many of these regulatory issues in the future.

Financial Strength Provides Strategic Flexibility

CenturyLink's financial strength is reflected in our stable and predictable cash flows. Our free cash flow per share has grown significantly over the past six years due to our vigilance in aligning our cost structure to changing market conditions. Our dividend payout provides one of the highest yields in the S&P 500, yet CenturyLink has one of the lowest payout ratios among our industry

Our Financial Position: Strong, Flexible

CASH FLOW

Our net cash provided by operating activities in 2009 was $1.574 billion (which includes six months of operations from our Embarq properties), representing a five-year compounded annual growth rate of 10.3 percent.

INVESTMENT-GRADE

CenturyLink is financially strong and one of the few companies in the communications industry with an investment-grade credit rating.

$2.90 PER SHARE

Our Board of Directors approved a 3.6 percent dividend increase in February 2010, raising our dividend to $2.90 per share.

200 YEARS

Our leadership team has spent a combined total of 200 years in the communications industry, many of which involved making acquisitions and managing integrations.

"Over the past 15 years, CenturyLink's total shareholder return was 197 percent – according to Bloomberg the highest of all telecommunications companies, nearly four times the performance of the S&P Telecom Index and higher than the S&P 500."

peers. Additionally, we are one of the few companies in our industry with an investment-grade credit rating. Over the past 15 years, CenturyLink's total shareholder return was 197 percent – according to Bloomberg the highest of all telecommunications companies, nearly four times the performance of the S&P Telecom Index and higher than the S&P 500.

Our strong cash flows give us the flexibility to invest in opportunities that support our value-creating strategies. We were able to undertake the Embarq acquisition in the midst of the most turbulent financial markets seen in a generation. In 2009, we gained additional financial flexibility by extending our overall debt maturity schedule through a debt tender offer and the issuance, at very attractive rates, of 10-year and 30-year unsecured senior notes. We remain disciplined about our policy of returning cash to our shareholders without sacrificing our strong credit profile. Given our strong cash flows, our Board of Directors approved a 3.6 percent dividend increase in February 2010, raising our dividend to $2.90 per share. Going forward, we expect to continue to have the flexibility to invest in our business or, in the absence of attractive opportunities, return cash to our shareholders.

Stronger Connected

While 2009 was an outstanding year for our organization, we remain well aware of the challenges that lie ahead. We expect a slow economic recovery to limit growth opportunities in the near term. We also anticipate continued regulatory uncertainty as policymakers pursue regulatory reform and a national broadband plan. For CenturyLink in particular, we face the challenge of executing our merger integration plan while maintaining a clear focus on serving our customers and extending our broadband leadership in the markets we serve.

These challenges are significant, but I believe that CenturyLink has many advantages that will drive our future success. We have a unique national network, a strong financial position, a proven leadership team and dedicated employees with a tremendous capacity for change. I believe we are well-positioned to be the broadband leader in the markets we serve – connecting our customers to the people, information and entertainment they want and need. Our vision for CenturyLink is to improve lives, strengthen businesses and connect communities by delivering advanced technologies and solutions with honest and personal service.

In the year ahead, we will continue to work through our integration plan to achieve the operating savings and revenue opportunities we have identified. We will keep our customers at the center of everything we do and remain focused on delivering long-term value to our shareholders. We are excited by the growth potential we see for CenturyLink, and we will work hard to realize that potential for the benefit of our shareholders, customers and employees. Thank you for your continued confidence and support.

Glen F. Post, III
Chief Executive Officer and President

Our Network


CenturyLink
CenturyLink Fiber (Lit)
CenturyLink Fiber (Dark)
NE
W
SC
MA
S

W

Western Region
Helping People Find Work
We opened the CenturyLink Community Job Resource Center in Las Vegas to help job seekers connect to employment opportunities. The center is easily accessible by public transportation and offers free high-speed Internet access and printing resources. We are happy to be able to provide broadband access to support Las Vegas area residents seeking employment.

SC

South Central Region
Providing Technology for Economic Development
Thanks to extensive network modifications by CenturyLink engineers, N.E.W. Customer Service Companies, Inc. (NEW) chose a vacant grocery store in Russellville, Arkansas, for its ninth contact center. Russellville was one of more than 200 communities that NEW evaluated based on technology, infrastructure and talent for the new center and its 250 customer-care jobs.

S

Southern Region
Keeping Our Customers Safe and Secure
We provide 911 installation and maintenance services to 21 individual 911 agencies covering more than one million residents in six counties in central Florida. We support the 911 agencies as they continually upgrade equipment, add new sites and increase the number of customers served.

MA

Mid-Atlantic Region
Supporting Statewide Education Network
CenturyLink provided 50 new 100Mb Ethernet links in our North Carolina territories to help connect all K-12 schools to the statewide North Carolina Research and Education Network. Our enhanced network allows students and teachers to access new distance learning and administrative applications.

NE

Northeast Region
Growing Our Services to Meet Customer Needs
Great Lakes Higher Education Corporation (GLHEC) has been a CenturyLink customer since 1999. As one of the top student loan processing organizations in the United States, reliability, confidentiality and trust are top priorities for GLHEC. Currently, we provide 100 percent of GLHEC's long distance and toll-free services as well as dedicated Internet access and multiple data connections.

Financial Highlights

Dollars, except per share amounts, and shares in thousands		2009[2]	2008	2007	2006	2005	2004	5-year CAGR[1]
Operating revenues	$	4,974,239	2,599,747	2,656,241	2,447,730	2,479,252	2,407,372	15.6%
Operating income	$	1,233,101	721,352	793,078	665,538	736,403	753,953	10.3%
Depreciation and amortization	$	974,710	523,786	536,255	523,506	531,931	500,904	14.2%
Income before extraordinary item	$	511,254	365,732	418,370	370,027	334,479	337,244	8.7%
Diluted earnings per share before extraordinary item	$	2.55	3.52	3.71	3.07	2.49	2.41	1.1%
Net cash provided by operating activities	$	1,573,715	853,300	1,029,986	840,719	967,078	964,050	10.3%
Capital expenditures	$	754,544	286,817	326,045	314,071	414,872	385,316	14.4%
Repurchase of common stock and common dividends paid	$	560,685	567,350	489,360	831,011	583,225	432,475	5.3%
Book value per share	$	31.62	31.54	31.36	28.11	27.54	25.70	4.2%
Dividends per common share	$	2.80	2.1675	0.26	0.25	0.24	0.23	64.8%
Average diluted shares outstanding		199,057	102,560	112,787	121,990	136,083	142,144	7.0%
Total assets	$	22,562,729	8,254,195	8,184,553	7,441,007	7,762,707	7,796,953	23.7%
Long-term debt	$	7,253,653	3,294,119	2,734,357	2,412,852	2,376,070	2,762,019	21.3%
Stockholders' equity	$	9,466,799	3,167,808	3,415,810	3,198,964	3,624,431	3,417,273	22.6%
Telephone access lines		7,039,000	2,025,000	2,135,000	2,094,000	2,214,000	2,314,000	24.9%
High-speed Internet customers		2,236,000	641,000	555,000	369,000	249,000	143,000	73.3%

(1) Five-year compounded annual growth rate

(2) As more fully described in our 2009 Form 10-K, we incurred a significant amount of one-time expenses in 2009, the vast majority of which were directly attributable to our acquisition of Embarq. Such one-time expenses (presented on a pre-tax basis) included (i) $138.0 million of severance, retention and accelerated recognition of share-based compensation and pension expense due to workforce reductions and change of control provisions, (ii) $133.5 million of integration and transaction related costs associated with our acquisition of Embarq and (iii) $68.8 million of charges associated with certain debt extinguishments and the termination of a bridge facility.

Full financial statements, along with certifications required under the Sarbanes-Oxley Act of 2002, the New York Stock Exchange rules and management's discussion and analysis of financial condition and results of operations, are provided in our 2010 Proxy Statement ("Proxy Statement") and 2009 Annual Report on Form 10-K ("Form 10-K") filed with the Securities and Exchange Commission. The Proxy Statement will be mailed to shareholders.

A copy of our Form 10-K can be obtained at no charge by contacting our Investor Relations department at 800.833.1188 or by accessing our Web site at www.centurylink.com.

In addition to historical information, this Review includes certain forward-looking statements that are subject to uncertainties that could cause our actual results to differ materially from such statements. Please refer to our Form 10-K for the year ended December 31, 2009 for a description of these and other uncertainties related to our business.



$2,479 $2,448 $2,656 $2,600 $4,974
05 06 07 08 09

Operating Revenues
in millions



$334 $370 $418 $366 $511
05 06 07 08 09

Net Income before extraordinary item
in millions



$967 $841 $1,030 $853 $1,574
05 06 07 08 09

Net Cash Provided by Operating Activities
in millions



$27.54 $28.11 $31.36 $31.54 $31.62
05 06 07 08 09

Book Value Per Share
in dollars



75 79 84 88 89
05 06 07 08 09

Broadband Deployment
% total access lines



249 369 555 641 2,236
05 06 07 08 09

High-Speed Internet Customers
in thousands

Our Leadership



Pictured, from left, Stacey W. Goff, Tom Gerke, Dennis G. Huber, Glen F. Post, III, R. Stewart Ewing, Jr., Karen A. Puckett, David D. Cole, William E. Cheek

William E. Cheek
President,
Wholesale Operations
33-year industry veteran
Bachelor's Degree,
Hendrix College

David D. Cole
Senior Vice President,
Operations Support
28-year industry veteran
Bachelor's Degree,
University of Louisiana at Monroe
Master's Degree,
University of Louisiana at Monroe

R. Stewart Ewing, Jr.
Executive Vice President,
Chief Financial Officer and Assistant Secretary
27-year industry veteran
Bachelor's Degree,
Northwestern State University

Tom Gerke
Executive Vice Chairman
16-year industry veteran
Bachelor's Degree,
University of Missouri at Kansas City
Master's Degree,
Rockhurst University
Juris Doctorate,
University of Missouri at Kansas City

Stacey W. Goff
Executive Vice President,
General Counsel and Secretary
12-year industry veteran
Bachelor's Degree,
Mississippi State University
Juris Doctorate,
University of Mississippi

Dennis G. Huber
Executive Vice President,
Network and Information Technology
23-year industry veteran
Bachelor's Degree,
Rockhurst University
Master's Degree,
Rockhurst University

Glen F. Post, III
Chief Executive Officer and President
34-year industry veteran
Bachelor's Degree,
Louisiana Tech University
Master's Degree,
Louisiana Tech University

Karen A. Puckett
Chief Operating Officer
27-year industry veteran
Bachelor's Degree,
Indiana State University
Master's Degree,
Bellarmine College

Shareholder Information

Further Information

Call 800.833.1188, Monday through Friday from 8 a.m. to 5 p.m. Central Time for stock-related inquiries. Certain financial information can also be found on CenturyLink's Corporate Web site at www.centurylink.com. To obtain a copy of CenturyLink's Annual Report on Form 10-K at no charge, contact:

Investor Relations
CenturyLink
100 CenturyLink Drive
Monroe, Louisiana 71203
800.833.1188 Telephone
318.388.9064 Fax
cathy.hays@centurylink.com

Dividend Reinvestment Plan

By participating in CenturyLink's Dividend Reinvestment and Stock Purchase Service (the Service), shareholders may purchase common stock with their reinvested dividends at market price. In order to participate in this plan, individuals must own at least one share of CenturyLink stock registered in their name. Under this service, shareholders pay no commission or handling charge for purchases made with reinvested dividends or those made under the optional cash purchase provision. Optional payments must be at least $25 per payment with a maximum of $150,000 per calendar year. Optional payments may be made at any time by check or money order, or monthly, via direct debit. Upon request, shareholders can obtain information on the Service directly from CenturyLink or from our Transfer Agent.

Transfer Agent

Computershare Trust Company
Dividend Reinvestment Department
P.O. Box 43078
Providence, Rhode Island 02940-3078
800.969.6718

Annual Meeting

CenturyLink's annual meeting of shareholders will be held Thursday, May 20, 2010, at 2:00 p.m. Central Time at the following location:

Corporate Headquarters
100 CenturyLink Drive
Monroe, Louisiana 71203

Trading and Dividend Information

2009	High	Low	Close	Dividends Declared
1st Quarter	$29.22	$23.41	$28.12	$.70
2nd Quarter	33.62	25.26	30.70	.70
3rd Quarter	34.00	28.90	33.60	.70
4th Quarter	37.15	32.25	36.21	.70

2008	High	Low	Close	Dividends Declared
1st Quarter	$42.00	$32.00	$33.24	$.0675
2nd Quarter	37.25	30.55	35.59	.0675
3rd Quarter	40.35	34.13	36.65	1.3325
4th Quarter	40.00	20.45	27.33	.70

CenturyLink Stock

CenturyLink's common stock is listed on the New York Stock Exchange under the symbol CTL.

Projected Dividend Dates*

	Record Date	Payment Date
1st Quarter	March 9, 2010	March 22, 2010
2nd Quarter	June 8, 2010	June 21, 2010
3rd Quarter	September 7, 2010	September 20, 2010
4th Quarter	December 7, 2010	December 20, 2010

*Subject to discretion of the CenturyLink Board of Directors.

CenturyLink™
Stronger Connected™

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203
800.833.1188
www.centurylink.com